Annex I to the Minutes of the Extraordinary Shareholders’ Meeting held on February 28, 2009

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. WITH TRANSFER OF ITS SPIN-OFF ASSETS TO BANCO ITAÚ S.A.

By this Justification and Protocol of Spin-Off, executed according to provision of sections 224 and 225 of Rule No. 6,404, of January 15, 1976, and of other applicable legal provisions, and at the best form of law, parties qualified hereunder:

1.
in its capacity as the managing body of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under 33.700.394/0001-40, its Executive Board of Officers, herein represented by its undersigned Officers; and

2.
in its capacity of management body of BANCO ITAÚ S.A. (“ITAÚ”), a financial  institution with its main offices registered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, enrolled with the Brazilian Tax Authorities under 60.701.190/0001-04, its Executive Group of its Board of Officers, herein represented by its undersigned Officers.

UNIBANCO and ITAÚ jointly referred to as “Companies”

Parties above designated and qualified, whereas:

(i)
on November 28, 2008, Itaú Conglomerate and the Unibanco Conglomerate have merged into a sole and same conglomerate, in such manner that UNIBANCO then had all its issued shares held, directly or indirectly, by ITAÚ, which, on its turn, has all its issued shared held by ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.;

(ii)
with the Itaú Unibanco joint venture, it is coherent that both conglomerate’s business are integrated, in view of the of synergies and scale gain and diversification. The new Itaú Unibanco Conglomerate has the intention of unify their operation and management structures, with the consequent optimization of the number of entities, of their business, assets and results;

(iii)
as part of this integration, it is suitable to concentrate all the assets and liabilities of the financial portfolio, as well as others operational assets and banking business, of ITAÚ and of UNIBANCO into ITAÚ, with respective results, and also the concentration into ITAÚ of the equity in the other segments of business currently developed by the entities controlled by UNIBANCO, among others: Unibanco Seguros S.A., Unibanco Vida e Previdência S.A., Unibanco Companhia de Capitalização S.A., Dibens Leasing S.A. Arrendamento Mercantil, Banco Único S.A., Unibanco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários S.A., Unibanco Investshop - Corretora de Valores Mobiliários e Câmbio S.A. and Banco Fininvest S.A. and its subsidiaries;

(iv)
UNIBANCO shall continue existing in order to: (a) proceed with the management of its branches, during the necessary period of its existing, (b) shall continued the manage the currently lawsuits relating to civil, labor and tax  matters, during the period that the parties are not notified, (c) cooperate with the integration process, (d) maintain and manage certain operation liabilities and financial assets that are not involved in the spin-of, among other reasons;

(v)
in the other hand, the first step of the operational structure integration of UNIBANCO and ITAÚ is the centralization of the equity control of the entities controlled and the centralization of the financial portfolio, operation assets and business with its respective economic results into ITAÚ. For such purpose, it is the interest of the Itaú Unibanco Conglomerate that certain assets and liabilities of Unibanco are spin-of to be merged the into ITAÚ, and the spin-of portion is composed mainly by all the assets and liabilities related to corporate and retail activities. The majority of such assets and liabilities which compose the spin-of portion shall continue to be managed by UNIBANCO, and, as well as the new business and operation of UNIBANCO, such activities shall the performed by UNIBANCO on behalf of ITAÚ.

NOW THEREFORE parties decide to execute this Protocol and Justification of Spin-Off of UNIBANCO, hereafter referred to as Protocol and Justification, that will be governed by the following terms and conditions:

1. REASONS

1.1. Companies managers, after preliminary surveys regarding the suitability of spin-off, based on reasoning included on the afore mentioned whereas, that this will fully meet the corporate interests of the new Itaú Unibanco Conglomerate and of Companies, once this procedure is mandatory for the reorganization described hereinbefore, that will favor the merge of the activities carried out by the companies in issue, thus enabling the optimization of their administrative and commercial activities as well as therefore results, assets and businesses and the cost reduction of the organization.

1.2. It may be noted that the purpose of the current spin-off is mainly the transfer of portion of UNIBANCO assets to ITAÚ, and the spun-off portion to be merged by ITAÚ is estimated in R$1,009,850,144.08 (one billion, nine million, eight hundred and fifty thousand, one hundred and forty for reais and eight cents).

1.3. The remaining portion of UNIBANCO assets corresponds to R$9,271,392,925.96 (nine billion, two hundred and seventy one million, three hundred and ninety two thousand and nine hundred and twenty five reais and ninety six cents).

2. ASSESSMENT CRITERIA

2.1. UNIBANCO net equity to be absorbed by ITAÚ should be estimated at book value, based on UNIBANCO balance sheet prepared on December 31, 2008.

2.2. PricewaterhouseCoopers Auditores Independentes, a consulting company expert in the area, (“Appraiser Company”), was hired to carry out the assessment of the value of the spun-off portion of UNIBANCO to be transferred to ITAÚ, using as basis for said assessment the financial statements prepared on December 31, 2008 (“Spin-off Data Base”).

2.3. After the spin-off, UNIBANCO will continue to exist without interruption, and due to the transfer of the spun-off portion, its stockholders’ equity will be reduced. Such reduction will be made in several accounts which compose its assets, being reduced, in this case, (i) R$ 1,373,314,979.00 (one billion, three hundred seventy three million, three hundred fourteen thousand, nine hundred seventy nine reais) from the Capital Reserve account; (ii) 2,492,967.23 (two billion, four hundred ninety two million, nine hundred sixty seven reais and twenty three cents) from the Revaluation Reserve account, and (iii) (R$365,957,803.87) (debtor value of three hundred, sixty five million, nine hundred fifty seven thousand, eight hundred and three reais and eighty seven cents) from the Adjustments to market value- (tvm) securities and derivatives account.

2.4. ITAÚ will incorporate all UNIBANCO assets, except for assets and liabilities described on Exhibit I, and the analytical description of the assets and liabilities operations which composed of the spun-off portion will be registered in the Companies headquarters. Besides the assets and liabilities which composed of the balance sheet of the spun-off portion of UNIBANCO, the rights and obligations related to credit operation due and solved as loss, registered as off balance in compensation accounts, shall also compose the spun-off portion.
2.4.1. Assets and liabilities that are contributed at the separate assets of branches, affiliates, agencies and management premises of UNIBANCO will be incorporated to the separate assets of branches, affiliates, agencies and management premises of ITAÚ.

2.4.2. Assets and liabilities that are contributed at the separate assets o allocated at the UNIBANCO branch in Cayman Islands that compose the spun-off portion of UNIBANCO will be transferred to ITAÚ branch located in Cayman Islands except an application in remunerate deposit in the amount of R$2,337,000.00 corresponding to the remaining net value of the UNIBANCO branch in Cayman Islands after the spin-off.

2.4.3. At no loss of other assets and liabilities not expressly mentioned herein, we point out the liabilities described on Exhibit II are among those that will be incorporated by ITAÚ.

2.5. Therefore, ITAÚ will incorporate a share of the assets of UNIBANCO at the amount of R$ 1,009,850,142.36 (one billion, nine million, eight hundred and fifty thousand, one hundred and forty two reais and thirty six cents). Said incorporation of spun-off portion will not imply an increase of its capital stock, and neither in the issuance of new shares for the reasons described in item 3.1. hereafter.

2.6. The effective date of spin-off will be February 28, 2009 (“Spin-off Effective Date”), when all rights and duties that constitute the spun-off portion of UNIBANCO, to be absorbed by ITAÚ, should be deemed as its own. Spin-off will become in force upon (i) a Shareholder’s Meeting of UNIBANCO, where should be approved the spin-off, this Protocol and Justification, and the reduce of capital stock, its managers being entitled to make all necessary actions to the spin-off, and (ii) a Shareholder’s Meeting of ITAÚ, that should approve the spin-off and then merge by ITAÚ of the spun-off portion of UNIBANCO, this Protocol and Justification, the designation of Appraising Company, the appraisal report prepared by Appraising Company, and its managers being entitled to make all necessary actions to the merge of the spun-off portion of UNIBANCO.

2.7. Eventual assets variation on the spun-off portion occurred between the Spin-off Data Base and the Spin-off Effective Date, if applicable, will be transferred to the account of UNIBANCO.

3. CORPORATE REPLACEMENT

3.1. Regarding the spin-off of assets and liabilities of UNIBANCO to be transferred to the ITAÚ assets:

(i) since ITAÚ is the sole shareholder of UNIBANCO, the merger of the spun-off portion of UNIBANCO will be implemented with no capital increase, that is to say, with no issuance of new share of ITAÚ, thus decreasing the investment of ITAÚ on UNIBANCO as a compensation for its assets, with the consequent registry of assets and liabilities of UNIBANCO at ITAÚ accounting department, upon a mere substitution of accounting expressions;

(ii) as UNIBANCO does not own any shares of ITAÚ, and ITAÚ is already a shareholder of UNIBANCO, there is no need to adopt a solution in regards to the shares issued by ITAÚ owned by UNIBANCO.

3.2. As ITAÚ is the sole shareholder of UNIBANCO, and once there is no capital increase due to merge of spun-off portion of UNIBANCO, the current spin-off will not call for an issuance of new shares of ITAÚ, with no need to set criteria for the substitution relationship foreseen on section 224, item I, of Rule No. 6,404/76. Also, will not be applied section 225, item II, of Rule No. 6,404/76.

4. CAPITAL STOCK

4.1. As per provision on item 2.3., UNIBANCO capital stock will be reduced in R$ 1,373,314,979.00 (one billion, three hundred and seventy three million, three hundred and fourteen thousand, nine hundred and seventy nine reais), without cancelation of shares, due to the transfer of the spun-off portion to ITAÚ.

4.1.1. So, in case the terms hereof are approved, the Shareholders Meeting should also decide in regards to the amendment of caput of Section 4º of UNIBANCO, which, in case the Shareholders Meeting approved this spin-off, shall be worded as follows:

“Section 4: The capital stock is R$9,590,725,659.73 (nine billion, five hundred and ninety million, seven hundred and twenty five thousand and six hundred and fifty nine reais and seventy three cents), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares”.

4.2. ITAÚ, capital stock will remain unchanged, as per item 3.1 (i) hereinbefore.

5. CORPORATE PURPOSE

5.1. As ITAÚ already performs similar activities to those that will be incorporated, regarding the spun-off portion of UNIBANCO, it will not be necessary that ITAÚ changes its corporate purpose.

6. MISCELLANEOUS

6.1. As ITAÚ is the sole shareholder of UNIBANCO, it is not necessary to set forth the reimbursement value of shares and is not applicable to provision on Section 264 of Rule No. 6,404/76.

6.2. According to the terms included on caput of section 233 of Rule No. 6,404/76, ITAÚ and UNIBANCO will respond joint and severally for all liabilities of UNIBANCO prior to spin-off, especially those transferred to ITAÚ, included, but not limited to liabilities mentioned on Exhibit II.

6.3. This document is executed irrevocably and irretrievably, binding signatories and their successors.

in witness whereof the parties hereto execute 02 counterparts of this instrument, together with the undersigned witnesses.

São Paulo, February 28, 2009.

EXECUTIVE BOARD OF OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
(represented, as per authorization of the Executive Board of Officers, by its Officers)

EXECUTIVE GROUP OF THE BOARD OF OFFICERS OF BANCO ITAÚ S.A.
(represented, as per authorization of the Executive Group of the Board of Officers, by its Officers)

WITNESSES:

1	2

Exhibit I

Remaining Assets and Liabilities Elements – Spin-off for Banco Itaú S.A.

Balance Sheet (Spun-off Balances),

Unibanco - União de Bancos Brasileiro S/A

Accounts	Accounting Balance before Spin-off	Spin-off	Accounting balance after spin-off	Ref
ASSETS
Short and Long Term Receivables	147,668,196,356.85	135,794,517,367.91	11,873,678,988.94
Availabilities	4,200,055,028.71	4,200,055,028.71	-
Liquidity Interfinancial Investments	39,684,875,866.78	29,889,039,307.40	9,795,836,559.38	(a)
Notes and Securities	44,388,321,267.73	44,388,321,267.73	-
Interfinancial Relations and Interdepen- dencies	2,034,802,969.26	2,034,802,969.26	-
Credit and Leasing Operations	38,539,188,193.62	38,539,188,193.62	-
Other Credits and Other Securities and Assets	18,820,953,030.75	16,743,110,601.19	2,077,842,429.56	(b)

Permanent	22,866,604,775.85	22,866,604,775.85	2,337,000.00
Investiments	21,520,120,276.16	21,517,783,276.16	2,337,000.00	(c)
Property in Use	489,952,598.15	489,952,598.15	-
Deferred	541,178,918.35	541,178,918.35	-
Intangible	315,352,983.19	315,352,983.19	-

TOTAL ASSETS	170,534,801,132.70	158,658,785,143.76	11,876,015,988.94
	-
LIABILITIES	-
Current of Long Term Liabilities	166,212,573,883.66	157,607,950,821.58	2,604,623,062.08
Deposits	64,688,412,870.32	64,688,412,870.32	-
Fund Raising in Open Market	41,779,232,781.23	41,779,232,781.23	-
Resources from acceptance of note issuance	17,006,214,492.78	17,006,214,492.78	-
Interfinancial Relations and Interdepen- dencies	837,186,496.20	837,186,496.20	-
Liabilities by Borrowing and Onlendings	12,588,722,242.77	12,588,722,242.77	-
Derivative Financial Instruments	4,935,957,957.80	4,935,957,957.80	-
Other Obligations	18,376,847,042.56	15,772,223,980.48	2,604,623,062.08	(d)

Results from Future Periods	40,984,179.82	40,984,179.82	-
Results from Future Periods	40,984,179.82	40,984,179.82	-

NET EQUITY	10,281,243,069.22	1,009,850,142.36	9,271,392,926.86

TOTAL LIABILITIES + PL	170,534,801,132.70	158,658,785,143.76	11,876,015,988.94

Details of remaining items after spin-offs:
Remaining balances of assets and liabilities after spin-off are as follows:

(a)	Liquidity Interfinancial Investments – Spun-off balance is formed by following notes and operations:

Note Issuer	Description	Quantity	Accounting Balance
FATORPLURALAÇÕE	Sale with Buy Back - Financed NTN	5	7,377.04
BAN80	Sale with Buy Back - Financed NTN	9	13,279.68
BNL DTVM	Sale with Buy Back - Financed NTN	30	26,277.68
BAN84	Sale with Buy Back - Financed NTN	1,477	2.179.179.60
FAC PRIVATE 3	Sale with Buy Back - Financed	1,522	2,245,573.02
RENASCENCA DTVM	Sale with Buy Back - Financed	1,592	2,348,851.67
FPCP	Sale with Buy Back - Financed	2,667	3,934,916.72
INVESTSHOP COR	Sale with Buy Back - Financed	66,583	58,319,353.30
FAQ CART PV 184	Sale with Buy Back - Financed NTN	42,577	70,807,968.58
BARCLAYS	Sale with Buy Back - Financed	271,111	399,999,703.37
UNRF2	Sale with Buy Back - Financed NTN	293,225	432,626,905.66
FAC CART INS110	Sale with Buy Back - Financed NTN	294,706	516,847,469.57
DIBENS LEASING	Sale with Buy Back - Financed NTN	1,459,371	2,153,169,613.61
DIBENS LEASING	Sale with Buy Back - Financed NTN	3,700,000	6,153,310,091.88

TOTAL			9,795,836,559.38

(b)	Other credits and other values and assets – accounting balance formed by following operations:

Description	Balance on 12/31/2008
Tax Credit on tax losses	863,825,000.41
Tax Credit on Temporary Differences (PLR and Contingency)	622,904,698.77
Outstanding Taxes (*)	569,830,999.60
Advancements and salary anticipation	21,281,730.78
Total	2,077,842,429.56

(*) detailed balances:

Description	Amount
1884500002 COFINS COMP. LAW 9430	3,135,612.22
1884500004 OUT IRRF LAW 9430	383,683.05
1884500005 DECOR OF DIVID	198,777,771.03
1884500006 OUT. IR OTHERS	25,904,659.70
1884500007 OUT. PIS LAW 9430	910,297.10
1884500009 OUT IR ART 52	929,896.75
1884500010 OUT IR ART 53	370,249.52
1884500014 OUT CSLL LAW 940	841,968.10
1884500022 OUT IRPJ EST. BY MF	140,672,811.71
1884500024 CSL EST. BY MF	57,953,461.80
1884500052 TAX OUT CONTR. MF	59,907,074.46
1884500062 OUT IR ON TJLP	78,560,504.95
1884500118 IR ON REMIT. INTERESTS ABROAD	1,145,429.26
1884500156 OUT TAX EXCHANGE	337,579.95
569,830,999.60

(c)	Investment - investment balance on 12/31/2008 – Grand Cayman Branch

(d)	Other liabilities – formed by following items:

Description	Balance on 12/31/2008
TJLP Provision	182,358,953.26
Provision for Profit Share and Bonuses	290,140,243.86
Personnel Expenses (Vacation, Bonuses, and Labor Charges)	211,299,895.57
Accrued Taxes and Contributions (IRRF, INSS, FGTS)	148,461,656.53
Provision for Contingency - PIS/COFINS - Law 9,718	1,541,180,155.68
Amount to be paid to connected companies	40,779,953.34
Bills to be paid to several suppliers	190,402,203.84
Total	2,604,623,062.08

Exhibit II

Credit Agreements to be assigned by Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) to Banco Itaú S.A.

1.	Medium Term Note Programme.
2.	Step-Up Subordinated Callable Notes.
3.	8.70% Perpetual Non-cumulative Junior Subordinated Securities.
4.	All derivatives agreements executed in the form of ISDA Master Agreement, including all transactions accomplished under such agreements
5.	Credit Agreement, dated as of May 26, 1995, between Unibanco and Export Development Corporation.
6.	Master Agreement, dated as of September 21, 2001, between Unibanco and The Dai-Ichi Kangyo Bank, Ltd.
7.	Loan Agreement, dated as of December 28, 2001, between Unibanco and Deutsche Investition - und Etwicklunggesellschaft MBH.
8.	Credit Line Agreement, dated as of February 6, 2002, between Unibanco and IFC.
9.	Master Trade Financing Agreement, dated as of July 14, 2003, between Unibanco and Sumitomo Mitsui Banking Corporation.
10.	Relending Facility Agreement, dated as of March 22, 2004, between Unibanco and The Export-Import Bank of the Republic of China.
11.	General Agreement, dated as of March 30, 2004, between Unibanco and Japan Bank for International Corporation (“JBIC”).
12.	Loan Agreement, dated as of February 18, 2005, between Unibanco and Nordic Investment Bank.
13.	Short and Medium Term Finance Master Agreement, dated as of June 2, 2006, between Unibanco and Corporación Andina de Fomento.
14.	Master Agreement for Discretionary Lending, dated as of February 8, 2007, between Unibanco and Wachovia Bank, N.A..

15.	Loan Agreement, dated as of August 20, 2007, between Unibanco and JBIC.
16.	Credit Agreement, dated as of September 6, 2007, among Unibanco, Standard Chartered Bank (“SCB”), as administrative agent, and lenders, as amended from time to time.
17.	Subscription and Loan Agreement, dated as of March 27, 2008, between Unibanco and International Finance Corporation (“IFC”)
18.	Credit Agreement, dated as of April 2008, among Unibanco, SCB, as leading manager, WestLB AG, New York Branch, as leading manager and administrative agent, and lenders, as amended from time to time.
19.	Uncommitted Master Loan Agreement for Financing with Swift-Confirmation, dated as of July 30, 2008, between Unibanco and Bayerische Landesbank.
20.	Credit Agreement, dated as of August 15, 2008, among Unibanco, Société Générale, as administrative agent, and lenders, as amended from time to time.
21.	Guarantee Facility Agreement, dated as of January 2, 2009, between Unibanco and IFC.